Exhibit 99.77C

2021 Annual Shareholder Meeting

The Fund’s 2021 annual meeting of shareholders (“Annual Meeting”) was held on April 15, 2021, for the following purposes:

1.	To elect two (2) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2021.

The following directors were elected under Proposal 1: Carl A. Holth and David C. Sims.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2021 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Carl A. Holth	2,174,123	263,537
David C. Sims	2,222,475	215,184

Proposal 2 –  Selection of Plante & Moran, PLLC
For	Against	Abstain	Withheld
2,408,538	8,570	20,550	0

Total shares issued and outstanding on record date: 4,074,321